UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-27012

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐Form N-SAR
☐ Form N-CSR

	For Period Ended:					September 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period
Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
INSIGNIA SOLUTIONS plc

Full Name of Registrant

Former Name if Applicable
41300 Christy Street

Address of Principal Executive Office (Street and Number)
Fremont, CA 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “Form 10-Q”) by the prescribed due date primarily due to the time and effort that was required to prepare the Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission in October 2005, which delayed the preparation of the Company’s quarterly results, as well as an unforeseen delay in processing results from the Company’s overseas operations. The Registrant seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-Q. The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard M. Noling	(510)	360-3700

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment A.
INSIGNIA SOLUTIONS plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005	By:	/s/ Richard M. Noling
Richard M. Noling Interim Chief Financial Officer

Attachment A
As reported in the Registrant’s press release issued on November 10, 2005, the Registrant anticipates total revenues for its third quarter of 2005 to be approximately $800,000 as compared to $107,000 for the same period in 2004. The Registrant’s preliminary expectations for its operating expenses for its third quarter of 2005 are between approximately $1.95 million and $2.30 million as compared to $1.84 million for the same period in 2004.
The Registrant’s results of operations for the quarter ended September 30, 2005 include the results of Mi4e Device Management AB, which the Registrant acquired on March 16, 2005.